(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form N-SAR	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 Commission File Number 0-11303 NOTIFICATION OF LATE FILING

For Period Ended: March 31, 2004
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

SYNBIOTICS CORPORATION

Full Name of Registrant

11011 Via Frontera

Address of Principal Executive Office (Street and Number)

San Diego, California 92127

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒*	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

*—See explanation in Part III below.

PART III — NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

On March 31, 2004, we filed with the Securities and Exchange Commission a Form 12b-25 related to our Form 10-K for the year ended December 31, 2003. In that filing, we stated that our primary independent accountants had not received the audit report and audit work papers related to the audit of the financials statements for the year ended December 31, 2003, of our wholly-owned subsidiary, Synbiotics Europe SAS, located in Lyon, France. At the time we filed that Form 12b-25, we believed that we would be able to file our completed Form 10-K by April 14, 2004. However, we have not filed our Form 10-K because, although the independent accountants responsible for the audit of the financial statements of Synbiotics Europe SAS have finalized their audit procedures, our primary independent accountants are awaiting the final audit opinion and the related audit work papers.

As a result, since our audit financial statements for the year ended December 31, 2003 have yet to be filed with the Securities and Exchange Commission, and as the financial statements to be included in our Form 10-Q for the quarter ended March 31, 2004 would have to be based upon the audited balance sheet as of December 31, 2003, we cannot file our Form 10-Q for the quarter ended March 31, 2004 with the Securities and Exchange Commission until we have filed our Form 10-K.

It is our belief that we will be able to file our the completed Form 10-Q by May 19, 2004.

The accountant’s statement which was attached to our Form 12b-25 filed March 31, 2004, is incorporated herein by reference.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Keith A. Butler (Name)	(858) (Area Code)	451-3771 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☐ Yes ☒ No - Form 10-K for the year ended December 31, 2003.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We reported a net income of $1,398,000 for the first quarter of 2003, and we anticipate a net loss of approximately $495,000 for the first quarter of 2004. The significant differences in our results of operations are a decrease in net sales during the first quarter of 2004 of $1,017,000 as compared to the first quarter of 2003, increased legal expenses incurred during the first quarter of 2004 related to patent litigation as compared to the first quarter of 2003, and increases in the foreign currency exchange rates during the first quarter of 2004 as compared to the first quarter of 2003.

SYNBIOTICS CORPORATION

             (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2004	/s/ Keith A. Butler

Keith A. Butler Chief Financial Officer

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).